As filed with the Securities and Exchange Commission on July 30, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CC Media Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	26-0241222
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 East Basse Road

San Antonio, TX 78209

(210) 822-2828

(Address of principal executive offices, including zip code)

Clear Channel Nonqualified Deferred Compensation Plan

(Full title of the plan)

Andrew W. Levin

Executive Vice President,

Chief Legal Officer and Secretary

Clear Channel Communications, Inc.

200 East Basse

San Antonio, TX 78209

(210) 822-2828

(Name, address and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Andrew W. Levin Executive Vice President, Chief Legal Officer and Secretary Clear Channel Communications, Inc. 200 East Basse Road San Antonio, TX 78209 (210) 822-2828	David C. Chapin, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 617-951-7000 617-951-7050 (facsimile)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title Of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Deferred Compensation Obligations	$75,000,000	100%	$75,000,000	$2,947.50

(1)	The deferred compensation obligations to which this Registration Statement relates arise under the Clear Channel Nonqualified Deferred Compensation Plan (the “Plan”) and are unsecured obligations of CC Media Holdings, Inc. (the “Registrant”) to pay deferred compensation in the future in accordance with the terms of the Plan.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) of the Securities Act of 1933, as amended (the “Securities Act”).

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

As permitted by Rule 428 under the Securities Act, this Registration Statement omits the information specified in Part I of Form S-8. The documents containing the information specified in Part I of Form S-8 will be delivered to participants in the Plan as required by Rule 428(b). Such documents are not being filed with the Securities and Exchange Commission (the “Commission”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents, which include the statement of availability required by Item 2 of Form S-8, and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The Registrant hereby incorporates the following documents herein by reference:

(a)	The Registrant’s Registration Statement on Form 8-A filed with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on July 30, 2008.

(b)	The Registrant’s Current Report on Form 8-K filed with the Commission on July 30, 2008.

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this Registration Statement that indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Unless expressly incorporated into this Registration Statement, a report furnished but not filed on Form 8-K subsequent to the date hereof shall not be incorporated by reference into this Registration Statement, except as to specific sections of such report as set forth therein. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Registration Statement, shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.	Description of Securities.

This Registration Statement relates to deferred compensation obligations (the “Deferred Compensation Obligations”) of the Registrant to be issued under the Registrant’s Nonqualified Deferred Compensation Plan (the “Plan”) after July 30, 2008. The Plan is a non-qualified deferred compensation program administered by the Clear Channel Communications, Inc. Retirement Benefits Committee, or such other committee as may be appointed by the Registrant’s Board of Directors to administer the Plan (the “Plan Administrator”) in which a select group of highly compensated employees and selected managerial personnel of the Registrant’s wholly-owned subsidiary, Clear Channel Communications, Inc. (“CCU”) may participate.

The principal features of the Plan may be summarized as follows:

Structure. The Plan will permit each eligible employee, by prior irrevocable election, to defer up to 50% of his or her base salary and commissions and 80% of his or her cash bonuses earned each year. Non-employee directors of CCU and the Registrant are similarly permitted, by prior irrevocable election, to defer up to 100% of his or her cash compensation earned each year for services provided as a director.

Accounts. The Registrant will establish on its books a special account for each individual for whom compensation is deferred or to whom a company contribution is credited under the Plan. However, the Registrant’s obligation to pay the balance credited to such account will at all times be an unfunded and unsecured obligation and rank on parity with other unsecured and unsubordinated indebtedness of the Registrant from time to time outstanding. The Registrant will be under no obligation to establish any trust, escrow arrangement or other fiduciary relationship for the purpose of segregating funds for the payment of the account balances maintained under the Plan. Although the Registrant has established a so-called “rabbi trust” in order to accumulate a reserve for satisfying its liabilities under the Plan, no participant will have any beneficial interest in those trust assets, and the assets will be available for the satisfaction of creditor claims in the event of the Registrant’s insolvency or bankruptcy. Accordingly, the Deferred Compensation Obligations registered hereunder shall be paid solely from the Registrant’s general assets.

The Registrant’s obligations under the Plan are not convertible into any other security of the Registrant and will not have the benefit of a negative pledge or any other affirmative or negative covenant on the part of the Registrant. No trustee has been appointed with authority to take action with respect to such obligations, and each participant will be responsible for acting independently with respect to, among other things, the giving of notices, responding to any requests for consents, waivers or amendments pertaining to the obligations, enforcing covenants and taking action upon a default.

Matching Contributions. The Registrant may also credit to the account of each eligible participant who makes deferrals a matching contribution in an amount determined by the Plan Administrator in its sole discretion; provided, that the amount of the matching contributions for each eligible participant for each Plan year may be equal to the matching contribution that CCU would have made under a defined contribution plan if the participant’s contribution under such plan was five percent of his or her eligible compensation, less the amount of the actual matching contribution to such defined contribution plan a participant actually receives. A participant is entitled to receive a matching contribution only if the amount of his or her pre-tax deferrals under CCU’s defined contribution plan equal or exceed the maximum percentage of his or her eligible compensation that he or she is permitted to defer under the defined contribution plan for such plan year. For purposes of calculating the matching contributions under the Plan, a participant’s eligible compensation is determined based on the definition under CCU’s defined contribution plan, but for the full plan year and without reduction for deferrals under the Plan.

Investment Return. The balance credited to each participant’s account under the Plan will be credited, at periodic intervals, with earnings that track the actual rate of return for such period realized by the benchmark investment fund or funds or index or indices selected by such participant from the range of notional investment vehicles offered under the Plan.

Vesting. Participants are 100% vested in deferrals of eligible compensation and any earnings thereon. Participants vest in any matching contributions at the rate of 20% per year during his or her first five years of service with CCU. In the event that a participant’s employment terminates prior to the date he or she is fully vested in his or her matching contributions, those unvested matching contributions will be forfeited; provided, that if the participant’s employment termination is due to retirement, disability, or death, this rule will not apply and he or she will become fully vested in all unvested matching contributions.

Distribution. At the time a participant submits his or her deferral election, each participant will be permitted to elect to have the balance in his or her deferral account and matching contribution account distributed at the earlier to occur of (i) the end of a specified deferral period, which may be for a specified number of full calendar years (but not less than three years) or (ii) his or her retirement or earlier termination of employment, whichever comes first.

Participants who elect a deferral period for a specified number of years may elect to have his or her deferred amount distributed, regardless of the value of his or her account balance on the date of distribution, in (i) a lump sum cash payment or (ii) up to five substantially equal annual cash installments. Participants who elect a deferral period expiring on his or her retirement date may elect to have his or her deferred amount distributed in (i) a lump sum cash payment or (ii) up to fifteen substantially equal annual cash installments; provided that, if the participant’s account balance is less than $25,000 thirty days prior to the payment of the first installment, the participant’s account balance will be distributed in a lump sum as soon as possible following his or her termination of employment.

Participants who elect a deferral period for a specified number of years may elect to extend the deferral period, to change an existing election as to form of payment from a lump sum form of payment to an installment form of payment or to change the number of annual installments he or she will receive, as long as such change does not result in an acceleration of payments and so long as his or her amended deferral election is filed at least twelve months prior to the date his or her initial deferral election is due to expire. Participants may only make one such redeferral election for each deferral period, and the revised distribution date must be at least five full calendar years from the date payment would otherwise have been made. Participants who initially elect a deferral period expiring on his or her retirement date or earlier termination of employment may not extend such deferral period and participants may not change an existing election as to form of payment from an installment form of payment to a lump sum form of payment.

Notwithstanding any prior election, if, before a participant’s deferral or matching contribution accounts are fully distributed, such participant dies or such participant’s employment is terminated for reasons other than retirement, the balance of such participant’s vested accounts will be distributed in a lump sum cash payment within 60 days following termination of employment, subject, in the case of a terminated employee, to the six-month delay described below.

Notwithstanding any prior election, if a participant’s employment is terminated due to retirement prior to the commencement of a specific year deferral and match distribution, then such distribution shall be paid upon the participant’s retirement, in the same form as the participant has elected for distribution of such participant’s accounts upon retirement, subject to the six-month delay described below.

Participants whose benefits become payable upon retirement or a termination of employment and who are deemed to be specified employees for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), may not receive the balance of their deferral account and matching contribution account prior to the completion of six calendar months following his or her retirement or termination of employment. In addition, if any distribution or withdrawal from a participant’s deferral account or matching contribution account will result in any portion of the distribution or withdrawal (or any other amount paid by the Registrant to such participant during the same plan year) not being deductible by reason of Section 162(m) of the Code, then such distribution or withdrawal will be automatically deferred until the earlier to occur of (i) the first calendar year in which the participant is no longer covered by Section 162(m) or (ii) the calendar year following the participant’s retirement or termination of employment.

Distributions Upon a Change in Control. In the event of a change in control, participants will become fully vested in all amounts credited to his or her matching contribution account as of the date of the change in control, and all deferral elections will cease. In the event of a change in control of the Registrant, the Nonqualified Deferred Compensation Plan and all substantially similar arrangements will terminate upon such change in control and participants’ vested account balances will be paid in a single lump sum as soon as administratively feasible following such termination, but in any event, no later than six weeks from the date all arrangements are terminated.

In the Plan, a “Change in Control” means any change in control as determined in accordance with Section 409A of the Code and any guidance or regulations promulgated thereunder.

Distributions Upon an Unforeseeable Emergency. Participants who experience an unforeseeable emergency, as determined by the Plan Administrator, are permitted to take a distribution from his or her deferral account in an amount not to exceed the lesser of (i) the then value of his or her deferral account balance or (ii) a lesser amount determined by the Plan Administrator. Any withdrawal based on an unforeseeable emergency may not exceed the amount necessary to satisfy the emergency need, plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution.

Transferability. A participant’s interest in his or her account balance under the Plan cannot be transferred or assigned, except to a designated beneficiary upon his or her death.

Amendment / Termination. The Plan may be amended at any time, in whole or in part; provided, however, that no amendment may reduce, or relieve the Registrant of any obligation with respect to the balance of any participant’s deferral or matching contribution accounts as accrued at the time of such amendment. The Plan may not be amended retroactively without the written consent of the affected participants and/or beneficiaries, except that the Plan Administrator may amend the Plan without such consent or the subsequent ratification by the Registrant’s board of directors so long as the amendment does not significantly change the benefits provided under the Plan (except as required for compliance with the law) and does not significantly increase the costs of the Plan.

The Registrant’s board of directors retains the right to terminate the Plan at any time, with respect to future deferral elections. The board may also terminate the Plan in its entirety at any time for any reason, including, but not limited to, circumstances under which the board determines that the continuance of the Plan, the tax, accounting, or other effects thereof, or potential payments thereunder would not be in the best interests of the Registrant or CCU.

Item 5.	Interests of Named Experts and Counsel.

Not applicable.

Item 6.	Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “General Corporation Law”), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the corporation’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. In addition, the General Corporation Law contains provisions to the general effect that any director shall in the performance of his duties be fully protected in relying in good faith upon the books of account or records of the corporation or statements prepared by any official of the corporation.

Section 145 of the General Corporation Law further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

The Registrant’s third amended and restated certificate of incorporation (“Third Amended and Restated Charter”) provides, among other things, that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the laws of the State of Delaware. The Third Amended and Restated Charter further provides that the Registrant’s directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the General Corporation Law as in effect at the time such liability is determined.

All of the Registrant’s directors and officers are covered by insurance policies maintained by the Registrant against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

See the description of the Indemnification Agreements (as defined in the Registrant’s Current Report on Form 8-K filed on July 30, 2008) in Item 1.01(k) of the Registrant’s Current Report on Form 8-K dated July 30, 2008, which section is herein incorporated by reference. See also the section entitled “Indemnification; Directors’ and Officers’ and Insurance” on page 163 of the Registrant’s Registration Statement on Form S-4 (Registration No. 333-151345) declared effective by the Commission on June 17, 2008, which section is herein incorporated by reference.

Item 7.	Exemption From Registration Claimed.

Not applicable.

Item 8.	Exhibits.

Exhibit Number	Description
4.1*	Clear Channel Nonqualified Deferred Compensation Plan

5.1*	Opinion of Ropes & Gray LLP

23.1*	Consent of Ernst & Young LLP

24.1*	Power of Attorney (set forth on the signature page in Part II of this Registration Statement)

*	Filed herewith.

Item 9.	Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Sections 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on this 30th day of July, 2008.

CC MEDIA HOLDINGS, INC.

By:	/s/ Herbert W. Hill, Jr.
Name:	Herbert W. Hill, Jr.
Title:	Senior Vice President, Chief Accounting Officer and Assistant Secretary

POWER OF ATTORNEY

Each person whose signature appears below hereby severally constitutes and appoints Mark P. Mays, Randall T. Mays, Herbert W. Hill, Jr., and Andrew W. Levin, and each of them singly, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Mark P. Mays	Chief Executive Officer, Chief Operating Officer	July 30, 2008
Mark P. Mays	(Principal Executive Officer)

/s/ Randall T. Mays	President, Chief Financial Officer	July 30, 2008
Randall T. Mays	(Principal Financial Officer)

/s/ Herbert W. Hill, Jr.	Senior Vice President, Chief Accounting	July 30, 2008
Herbert W. Hill, Jr.	Officer and Assistant Secretary (Principal Accounting Officer)

/s/ Steven Barnes	Director	July 30, 2008
Steven Barnes

/s/ Richard Bressler	Director	July 30, 2008
Richard Bressler

/s/ Charles Brizius	Director	July 30, 2008
Charles Brizius

/s/ John Connaughton	Director	July 30, 2008
John Connaughton

/s/ Ed Han	Director	July 30, 2008
Ed Han

/s/ Ian Loring	Director	July 30, 2008
Ian Loring

/s/ Scott Sperling	Director	July 30, 2008
Scott Sperling

/s/ Kent Weldon	Director	July 30, 2008
Kent Weldon

EXHIBIT INDEX

Exhibit Number	Description
4.1*	Clear Channel Nonqualified Deferred Compensation Plan

5.1*	Opinion of Ropes & Gray LLP

23.1*	Consent of Ernst & Young LLP

24.1*	Power of Attorney (set forth on the signature page in Part II of this Registration Statement)

*	Filed herewith.